                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                              Health Power, Inc.
               -----------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
               -----------------------------------------------
                        (Title of Class of Securities)

                                 42219G 10 3
               -----------------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                                 SCHEDULE 13G

CUSIP   No.: 42219G 10 3

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bernard F. Master, D.O.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

        The reporting person disclaims membership in any group.       (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

5       SOLE VOTING POWER

        1,252,292

6       SHARED VOTING POWER

        -0-

7       SOLE DISPOSITIVE POWER

        1,252,292

8       SHARED DISPOSITIVE POWER

        -0-

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,252,292

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                            [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32.7%

12      TYPE OF REPORTING PERSON

        IN











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                      ITEMS 1 THROUGH 10 OF SCHEDULE 13G
                                     FOR
                           BERNARD F. MASTER, D.O.

Item 1.

        (a)     Name of Issuer: Health Power, Inc.
        (b)     Address of Issuer's Principal Executive Offices:
                1209 Orange Street, Wilmington, Delaware 19801.

Item 2.

        (a)     Name of Person Filing: Bernard F. Master, D.O.
        (b)     Address of Principal Business Office:
                560 East Town Street, Columbus, Ohio  43215.
        (c)     Citizenship: United States of America.
        (d)     Title of Class of Securities: Common Stock, $.01 par value.
        (e)     CUSIP Number: 42219G 10 3.

Item 3.         Not Applicable.

Item 4. The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.         Not Applicable.

Item 6.         Not Applicable.

Item 7.         Not Applicable.

Item 8.         Not Applicable.

Item 9.         Not Applicable.

Item 10.        Not Applicable.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



February 11, 1997                          /s/ Bernard F. Master, D.O.
                                           ------------------------------------
                                           Bernard F. Master, D.O.